
December 30, 2010

Mr. De Wet Schutte
Chief Financial Officer
Anooraq Resources Corporation
800 West Pender Street, Suite 1020
Vancouver, British Columbia, Canada, V6C 2V6

> **Re: Anooraq Resources Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed July 2, 2010**
> **File No. 1-31930**

Dear Mr. Schutte:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Selected Financial Data, page 13

1.   We note you present certain years of your selected financial data in accordance with IFRS and other years in accordance with Canadian GAAP. Please tell us how you considered subpoint (c) of General Instruction G to Form 20-F.

Exchange Rate Information, page 15

2.   Ensure that the disclosure you provide is accurate. For example, the tabular entries in the table showing the relationship between the U.S. and Canadian dollar do not appear to correspond to the introductory text and caption immediately above the entries. In that regard, we note your disclosure under "General Matters" at page 3 that the exchange rate on June 30, 2010, was "CAD 1.00 = USD 0.94."

Risk Factors, page 16

3.   Rather than suggesting that you also face "the risks identified elsewhere in this Annual Report," make clear that this section identifies all known, material risks.

Restrictions on the Company's ability to transfer assets to or from its foreign subsidiaries…, page 22

4.   We note your disclosure that any limitation on the transfer of assets between the parent company and your foreign subsidiaries could restrict your ability to efficiently fund your operations. Please tell us the specific restrictions to which you are subject and how you have considered Rule 12-04 of Regulation S-X.

Information on the Company, page 24

Bokoni Mine, page 24

5.   We note your disclosure that "The net present value of the estimated discounted cash flow from the Bokoni Mine over the 35 year life of mine plan at a 7.5% discount rate is ZAR 9.29 billion, of which ZAR 4.65 billion is attributable to Anooraq." Please tell us why you have used a discount rate of 7.5% rather than the discount rate used in valuing the business combination transaction of 18.5%. We note similar disclosure regarding the use of a 7.5% discount rate within the disclosures regarding the summary of financial indicators from Bokoni technical review on page 45. Please also tell us how investors should interpret your disclosures.

Operating and Financial Review and Prospects, page 60

Operating Results, page 62

Fiscal 2009 Compared to Fiscal 2008, page 62

6.   We note your discussion attributes changes in your results of operations in fiscal 2009 compared to fiscal 2008 to the Bokoni acquisition. Please tell us what consideration you gave to presenting an additional supplemental discussion based upon pro forma information prepared in accordance with Article 11 of Regulation S-X to fully discuss trends and changes in the results of operations of the Bokoni mine.

Critical Accounting Policies and Estimates, page 66

Impairment of Mining Assets, page 67

7.   We note from your disclosure that the discount rate applied in determining the recoverable amount of your assets was 16.48%. We further note from your disclosure on page 68 that the discount rate used in determining the value of the assets acquired in your

business combination was 18.5%. Please tell us the underlying reasons why these discount rates differ.

Notes to the Consolidated Financial Statements

Note (39) Explanation of Transition to IFRS, page F-40

8.   Please tell us why you have not presented a reconciliation of your Canadian GAAP statements of cash flows for the year ended December 31, 2008 to IFRS, in accordance with paragraph 25 of IFRS 1.

Engineering Comments

General

9.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

10.   Please tell us if the technical reports used to establish your resources and reserves have been filed on Sedar. If so, please tell us the name of the report and the date filed.

Bokoni Mine Operations page 39

11.   We note your future operational plans are to substantially increase Bokoni Mine production. Please disclose if your planned production increase results from the development of proven or probable reserves or from the development of measured, indicated, or inferred resources. In addition, please disclose the new infrastructure required and the capital and operational costs to achieve your planned production increases as calculated in a technical report.

Estimates of Mineralization page 42

12.   Please disclose the individual components of your 4E grade in your mineral reserve and mineral resource table. In addition, please disclose your cut-off grade or paylimit and the mineral prices used to establish your reserves and resources.

13.   Please clearly state as a footnote to your resource and reserve tables if your mineral resources and reserves are reported inclusive or exclusive of applicable dilution and recovery factors.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with any questions about engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director